EXHIBIT 99.1

December 15, 2016	News Release 16-29
Positive Valley of the Kings Mineral Reserve Update; Senior Management Changes
Vancouver, British Columbia December 15, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report a positive updated Valley of the Kings Mineral Reserve estimate for its Brucejack Project, where construction and development continues on schedule for commissioning of the underground mine in mid-2017. The Company also reports the appointment of Robert Quartermain to Executive Chair and Joseph Ovsenek as President and Chief Executive Officer effective January 1, 2017.

Updated Valley of the Kings Mineral Reserve Estimate and Mine Plan

Highlights of the updated Mineral Reserve estimate include:

●
Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

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Proven and Probable Mineral Reserves in the Valley of the Kings increased to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne gold).

Areas of gain in the Mineral Reserves are attributed to the following factors:

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Increasing drill density to 7.5-meter to 10-meter centers allowed for conversion of a significant amount of Probable Reserve to the Proven Reserve category. Mining stopes within the existing Mineral Reserve model along with expansion of the previous Indicated Mineral Resource wire frame accounted for an increase of approximately 620,000 ounces of gold.

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Several new, adjacent stopes were added to the previous mine plan as a result of the infill drilling reaching beyond the previously defined ore. This expansion to the mine plan accounts for an increase of approximately 300,000 ounces of gold.

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Adjustments were made to the stope orientation and design parameters, along with the addition of grade to the background mineralization for the estimate which had previously been modeled at zero grade. Estimating waste blocks within the stopes with the July 2016 Mineral Resource estimate grade accounts for an increase of approximately 200,000 ounces of gold.

The updated Mineral Reserve estimate is based on the July 2016 Mineral Resource estimate for the Valley of the Kings (see news release dated July 21, 2016). The July 2016 Mineral Resource estimate was updated based on the 2015-2016 Valley of the Kings infill drill program which consisted of 63,740 meters in 367 drillholes designed to target stope areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level). Table 1 below is a summary of the updated Valley of the Kings Mineral Reserve estimate.

Table 1: Valley of the Kings Mineral Reserve Estimate – December 2016(1-5)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9
(1) The Mineral Reserves and Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) Contained metal figures and totals may differ due to rounding of figures.
(3) A 94% tonnage recovery is used
(4) Assumptions used include US$1,100 per ounce of gold US$17 per ounce of silver and a $0.92 CAD/US exchange rate
(5) A NSR cut-off of CAD$180/tonne was used to optimize the stopes
Construction and development continues on schedule for commissioning of the underground mine in mid-2017.
Following the full enclosure of the mill building in October, internal construction has progressed significantly. Over 45% of the internal structural steel is now complete and concrete continues to be poured and is over 80% complete. Concrete is currently being poured in the gold recovery area and the truck drive through bay. All major equipment continues to be delivered according to schedule including the flotation concentrator which is now on site. Flotation tanks and tailings thickener are being assembled and the process and fire water tanks have been installed. The SAG and ball mills sole plates are now in place and grouted and ready for mill shells installation. SAG mill bearing housings have been installed. Transformers have been installed within the mill. Electrical and mechanical contractors are now on site, and electric and piping installation has been initiated in the mill and underground.
The 330-person camp which includes mine dry, offices, recreation facilities, dining hall and kitchen is substantially complete and fully operational.
The transmission line construction continues to progress towards completion. All of the towers are in place and the first 42 kilometers of the 57-kilometer transmission line is now energized to the Knipple substation. The first of the three wire conductors of the final 15 kilometers have been strung and the second is approximately 60% strung. The transmission line is expected to be fully energized early next year, ahead of when it is required for mine commissioning. An additional six diesel generators have been delivered to site and three of the six generators are fully commissioned. The generators will provide more than adequate power to maintain full mill and underground production in the event of any transmission line failure.
The main portal access for the Valley of the Kings has broken through to surface and the steel structure of the portal building is under construction. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

Underground development remains on schedule and crews are advancing at an average rate of over 30 meters per day. Excavation of the major infrastructure is now complete including the crusher and transfer area. The third and final vent raise has broken through to surface. Underground work is focused on continued ramp and level development with seven mining stopes now accessible. Concrete and slab installation for the underground crusher and transfer tower continue to progress. Approximately 30,000 tonnes of ore has been stockpiled in preparation for mill commissioning expected to start in mid-2017.

Russell Pennell, B.A.Sc., P.Eng., Senior Mining Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Reserve estimate and mine plan for the Brucejack Project. Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mining Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Project development.

Senior Management Changes

With the achievement of key 2016 milestones to advance the Brucejack Project to production in 2017, Pretivm has realigned its senior leadership talent to support the next phase in the company’s growth.

Effective January 1, 2017, Robert Quartermain will assume the role of Executive Chair and Joseph Ovsenek will assume the role of President and Chief Executive Officer. Mr. Ovsenek joined Pretivm at its formation, and has been managing the daily operations of the Company since he was appointed President in May 2015.

“Since the discovery of the Valley of the Kings just over five years ago, we have completed significant milestones to advance the Brucejack Project in 2016, with construction of the site facilities, a 57-kilometer powerline, 8200 metres of underground development, proven reserves for the first three years of mine life, and the hiring of over 300 permanent mine site employees,” said Chair Robert Quartermain. “The transition in senior roles is a natural progression of leadership and I look forward to continuing to support Joe and the team as we advance the Brucejack Project to production.”

As founder of Pretivm, Mr. Quartermain will continue to be actively engaged at the Company with a focus on corporate strategic planning, and ensuring effective communication and relationships between the Company and its stakeholders.

About Pretivm
Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.
For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Forward-Looking Statements
This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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